PROCEPT BioRobotics Reports Fourth Quarter and Full Year 2023 Results
SAN JOSE, Calif., February 27, 2024 -- PROCEPT® BioRobotics Corporation (Nasdaq: PRCT) (the “Company”), a surgical robotics company focused on advancing patient care by developing transformative solutions in urology, today reported financial results for the year ended December 31, 2023.

Recent Highlights

•Total revenue of approximately $43.6 million for the fourth quarter of 2023, an increase of 83% compared to the prior year period
•U.S. system and rental revenue of $16.6 million for the fourth quarter of 2023, an increase of 59% compared to the prior year period
•U.S. handpiece and consumables revenue of $21.6 million for the fourth quarter of 2023, an increase of 109% compared to the prior year period
•Total revenue of $136.2 million for full year 2023, an increase of 82% compared to 2022
•Issued 2024 total revenue guidance of approximately $210 million

“I am extremely proud of our commercial achievements in 2023,” said Reza Zadno, Chief Executive Officer. “We succeeded in elevating the average monthly utilization in the U.S. by approximately 10 percent—an exceptional achievement, especially considering the significant 89% increase in our install base. As we enter 2024, we believe there are several positive factors that will enable us to continue to pursue our long-term growth strategy while also demonstrating a disciplined approach on our path to profitability. We believe these underlying fundamentals reflect a technology that is establishing the foundation to become the BPH surgical standard of care and a business poised to be a leading Urology company globally.”

Fourth Quarter 2023 Financial Results

Revenue for the fourth quarter of 2023 was $43.6 million, an increase of 83% compared to the prior year period. U.S. system revenue was $16.6 million, an increase of 59% compared to the prior year period. As of December 31, 2023, the install base of AquaBeam Robotic Systems in the U.S. was 315 systems. U.S. handpiece and consumable revenue for the quarter was $21.6 million, an increase of 109% compared to the prior year period. Handpiece growth was positively impacted by an increase in the install base of AquaBeam robotic systems and an increase in utilization from the current install base. International revenue was $3.3 million for the quarter, an increase of approximately 65% compared to the prior year period.

Gross margin for the fourth quarter 2023 was 49% compared to 45% in the prior year period. Gross margin in the fourth quarter of 2023 was negatively impact by approximately $2.5 million of cost primarily associated with the relocation of the Company's manufacturing facility and corporate office. These factors relate to year-end inventory adjustments along with producing fewer units than anticipated in the second half of 2023. Additionally, the Company incurred an approximate 35% increase in scrap expense when producing units compared to the third quarter of 2023. The Company has implemented remediation to address these factors and is already seeing improvements in the first quarter of 2024.

Operating expenses in the fourth quarter of 2023 were $50.8 million, compared with $35.7 million in the prior year period. The increase in operating expenses was primarily due to expenses to expand the commercial organization, increased variable compensation expense and accelerated research and development investments.

Interest expense in the fourth quarter of 2023 was $1.1 million. Interest and other income in the fourth quarter of 2023 was $3.2 million.

Net loss was $27.5 million for the fourth quarter of 2023, compared to a loss of $28.2 million in the prior year period. Adjusted EBITDA was a loss of $23.3 million for the fourth quarter of 2023, compared to a loss of $21.7 million in the prior year period.

Cash and cash equivalents as of December 31, 2023 totaled $257.2 million, while long-term borrowings totaled $52.0 million.

Full Year 2023 Financial Results

Revenue for the full year 2023 was $136.2 million, compared to $75.0 million for the full year 2022. The growth was primarily driven by increases in U.S. revenues, attributable to system placements and increased utilization and handpiece sold.

Gross margin for full year 2023 was 52%, compared to 49% for the full year 2022. Gross margin improvement was primarily attributable to the growth in revenues.

Operating expenses were $180.2 million for the full year 2023, compared to $117.8 million for the full year 2022, an increase of 53%. The increase was driven by increased sales and marketing expenses primarily to expand the commercial organization, and increased research and development and general and administrative expenses.

Net loss was $105.9 million for the full year 2023, compared to $87.2 million for the full year 2022. Adjusted EBITDA was a loss of $86.5 million for full year 2023, compared to a loss of $68.0 million for the full year 2022.

2024 Financial Guidance

•The Company projects revenue for the full year 2024 to be approximately $210 million, which represents 54% growth over the Company’s prior year revenue.
•The Company projects full year 2024 gross margin to be approximately 57% to 59%.
•The Company projects full year 2024 total operating expense of approximately $231.5 million.
•The Company projects full year 2024 Adjusted EBITDA loss to be approximately $73 million.

Adjusted EBITDA is a financial measure that is not prepared in accordance with generally accepted accounting principles in the United States (GAAP). For more information about the Company’s use of non-GAAP financial measures, please see the section below titled “Use of Non-GAAP Financial Measures (Unaudited).”

Webcast and Conference Call Information
PROCEPT BioRobotics will host a conference call to discuss the fourth quarter 2023 financial results after the market close on Tuesday, February 27, 2024, at 1:30 p.m. Pacific Time / 4:30 p.m. Eastern Time

Investors interested in listening to the conference call may do so by following one of the below links:
•Webcast link for interested listeners:
◦https://edge.media-server.com/mmc/p/criqtmsz/
•Dial-in registration for sell-side research analysts:
◦https://register.vevent.com/register/BI7b221aac8d584cdf800e3bebd4643051

Live audio of the webcast will be available on the “Investors” section of the company’s website at: https://ir.procept-biorobotics.com.

An archived recording will be available on the “Investors” section of the company’s website at: https://ir.procept-biorobotics.com. The webcasts will be available for replay for at least 90 days after the event.

About PROCEPT BioRobotics Corporation
PROCEPT BioRobotics is a surgical robotics company focused on advancing patient care by developing transformative solutions in urology. PROCEPT BioRobotics develops, manufactures and sells the AquaBeam Robotic System, an advanced, image-guided, surgical robotic system for use in minimally invasive urologic surgery with an initial focus on treating benign prostatic hyperplasia, or BPH. BPH is the most common prostate disease and impacts approximately 40 million men in the United States. PROCEPT BioRobotics designed Aquablation therapy to deliver effective, safe and durable outcomes for males suffering from lower urinary tract symptoms, or LUTS, due to BPH that are independent of prostate size and shape or surgeon experience. The Company has developed a significant and growing body of clinical evidence, which includes nine clinical studies and over 150 peer-reviewed publications, supporting the benefits and clinical advantages of Aquablation therapy.

Use of Non-GAAP Financial Measures (Unaudited)
This press release references Adjusted EBITDA, a financial measure that is not prepared in accordance with generally accepted accounting principles in the United States (GAAP). The Company defines Adjusted EBITDA as earnings before interest expense, taxes, depreciation and amortization and stock-based compensation. Non-GAAP financial measures are not a substitute for or superior to measures of financial performance prepared in accordance with GAAP and should not be considered as an alternative to any other performance measures derived in accordance with GAAP.

The Company believes that presenting Adjusted EBITDA provides useful supplemental information to investors about the Company in understanding and evaluating its operating results, enhancing the overall understanding of its past performance and future prospects, and allowing for greater transparency with respect to key financial metrics used by its management in financial and operational decision making. However, there are a number of limitations related to the use of non-GAAP measures and their nearest GAAP equivalents. For example, other companies may calculate non-GAAP measures differently, or may use other measures to calculate their financial performance, and therefore any non-GAAP measures the Company uses may not be directly comparable to similarly titled measures of other companies.

Forward Looking Statements

This release contains forward‐looking statements within the meaning of federal securities laws, including with respect to the Company’s projected financial performance for full year 2024, statements regarding the potential utilities, values, benefits and advantages of Aquablation® therapy performed using PROCEPT BioRobotics’ products, including AquaBeam® Robotic System, which involve risks and uncertainties that could cause the actual results to differ materially from the anticipated results and expectations expressed in these forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements are only predictions based on our current expectations, estimates, and assumptions, valid only as of the date they are made, and subject to risks and uncertainties, some of which we are not currently aware. Forward-looking statements may include statements regarding financial guidance, market opportunity and penetration, the Company’s possible or assumed future results of operations, including descriptions of the Company’s revenues, gross margin, profitability, operating expenses, installed base growth, commercial momentum, reimbursement coverage, overall business strategy, or information regarding the impact of other global events on the Company and its operations. Forward‐looking statements should not be read as a guarantee of future performance or results and may not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. These forward‐looking statements are based on the Company’s current expectations and inherently involve significant risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward‐looking statements as a result of these risks and uncertainties. These risks and uncertainties are described more fully in the section titled “Risk Factors” in the Company’s filings with the Securities and Exchange Commission (the “SEC”), including the Company’s annual report on Form 10-K expected to be filed with the SEC on or about February 28, 2024. PROCEPT BioRobotics does not undertake any obligation to update forward‐looking statements and expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward‐looking statements contained herein. These forward-looking statements should not be relied upon as representing PROCEPT BioRobotics’ views as of any date subsequent to the date of this press release.

Important Safety Information
All surgical treatments have inherent and associated side effects. For a list of potential side effects visit
https://aquablation.com/safety-information/

Investor Contact:
Matt Bacso
VP, Investor Relations and Business Operations
m.bacso@procept-biorobotics.com

PROCEPT BioRobotics Corporation
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited, in thousands, except per share data)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2023	2022	2023	2022
Revenue	$43,581	$23,777	$136,191	$75,014
Cost of sales	22,326	13,101	65,142	37,929
Gross profit	21,255	10,676	71,049	37,085
Operating expenses:
Research and development	14,496	9,682	48,446	28,981
Selling, general and administrative	36,316	26,034	131,773	88,828
Total operating expenses	50,812	35,716	180,219	117,809
Loss from operations	(29,557)	(25,040)	(109,170)	(80,724)
Interest expense	(1,125)	(866)	(3,995)	(5,183)
Interest and other income, net	3,178	992	7,268	2,011
Loss on loan extinguishment	—	(3,258)	—	(3,258)
Net loss	$(27,504)	$(28,172)	$(105,897)	$(87,154)
Net loss per share, basic and diluted	$(0.54)	$(0.63)	$(2.24)	$(1.96)
Weighted-average common shares used to
Compute net loss per share attributable to
Common shareholders, basic and diluted	50,589	44,770	47,255	44,400

PROCEPT BioRobotics Corporation
RECONCILIATION OF GAAP NET LOSS TO ADJUSTED EBITDA
(Unaudited, in thousands)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2023	2022	2023	2022
Net loss	$(27,504)	$(28,172)	$(105,897)	$(87,154)
Depreciation and amortization expense	1,318	663	3,807	2,841
Stock-based compensation expense	4,981	2,885	19,134	10,337
Interest (income) and interest expense, net	(2,079)	(320)	(3,556)	2,687
Loss on loan extinguishment	—	3,258	—	3,258
Adjusted EBITDA	$(23,284)	$(21,686)	$(86,512)	$(68,031)

PROCEPT BioRobotics Corporation
RECONCILIATION OF GAAP NET LOSS TO ADJUSTED 2024 EBITDA Guidance
(Unaudited, in thousands)

2023
Net loss	$(103,150)
Depreciation and amortization expense	5,800
Stock-based compensation expense	31,500
Interest (income) expense and other (income) expense, net	(7,150)
Adjusted EBITDA	$(73,000)

PROCEPT BioRobotics Corporation
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited, in thousands)

	December 31,	December 31,
	2023	2022
Assets
Current assets:
Cash and cash equivalents	$257,222	$221,859
Restricted cash, current	—	777
Accounts receivable, net	48,376	15,272
Inventory	39,756	28,543
Prepaid expenses and other current assets	5,213	6,175
Total current assets	350,567	272,626
Restricted cash, non-current	3,038	3,038
Property and equipment, net	28,748	8,656
Operating lease right-of-use assets, net	20,241	23,481
Intangible assets, net	1,204	1,477
Other assets	919	51
Total assets	$404,717	$309,329

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$13,499	$9,391
Accrued compensation	16,885	13,447
Deferred revenue	5,656	2,855
Operating leases, current	1,683	2,129
Loan facility derivative liability, current	1,886	—
Other current liabilities	6,318	7,468
Total current liabilities	45,927	35,290
Long-term debt	51,339	51,213
Operating lease , non-current	26,182	23,975
Loan facility derivative liability, non-current	—	1,779
Other non-current liabilities	517	—
Total liabilities	123,965	112,257

Stockholders’ equity:
Additional paid-in capital	735,240	545,753
Accumulated other comprehensive loss	84	(6)
Accumulated deficit	(454,572)	(348,675)
Total stockholders’ equity	280,752	197,072
Total liabilities and stockholders’ equity	$404,717	$309,329

PROCEPT BioRobotics Corporation
REVENUE BY TYPE AND GEOGRAPHY
(Unaudited, in thousands)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2023	2022	2023	2022
U.S.
System sales and rentals	$16,561	$10,446	$53,626	$36,527
Handpieces and other consumables	21,633	10,361	64,051	28,543
Service	2,075	957	6,620	2,698
Total U.S. revenue	40,269	21,764	124,297	67,768
Outside of U.S.
System sales and rentals	1,398	848	5,294	3,201
Handpieces and other consumables	1,645	904	5,471	3,273
Service	269	261	1,129	772
Total outside of U.S. revenue	3,312	2,013	11,894	7,246
Total revenue	$43,581	$23,777	$136,191	$75,014